UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                             MONARCH SERVICES, INC.

                                (Name of Issuer)


                          COMMON STOCK, $.25 PAR VALUE

                         (Title of Class of Securities)


                                   609020 10 2

                                 (CUSIP Number)


                              Thomas J. Plotz, Esq.
                                  Shaw Pittman
                                2300 N Street, NW
                             Washington, D.C. 20037
                                 (202) 663-8000


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               September 20, 2000

             (Date of Event Which Requires Filing of this Statement)


                                Page 1 of 6 Pages

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Item 4.   PURPOSE  OF  TRANSACTION

          On May 18, 2000, Michael Drayne proposed that the Company expand the number of its directors by one and select the nominee for the new seat from among the company's principal shareholders. Mr. Drayne advised the Company that he would like to serve as a director of the Company.


          On September 20, 2000, Michael Drayne proposed to the Company's Board of Directors that it (i) postpone the Company's 2000 Annual Meeting of Stockholders, (ii) engage a qualified investment banking firm to conduct an independent appraisal of the Company's value, and, subsequently, (iii) propose for a vote at a rescheduled 2000 Annual Meeting of Stockholders whatever course of action will most fully and immediately realize for the public stockholders the value of their investment in the Company, whether that be restructuring, sale, liquidation or other actions as may be appropriate. A copy of Mr. Drayne's letter to the Board of Directors is attached hereto as
          Exhibit 1.

          As of the date hereof Swampoodle is holding the Common Stock solely for investment purposes and, except as set forth in the preceding paragraphs, none of the parties named in Item 2 has any present plans or proposals with respect to any material change in the Company's business or corporate structure or, generally, any other action referred to in paragraphs (a) through (j) of Item 4 of the form of
          Schedule 13D. Depending on market conditions and other factors, Swampoodle may continue purchases of Common Stock.


                                Page 2 of 6 Pages

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


Dated:   September 21, 2000
                                         Swampoodle  L.P.

                                         By:  Swampoodle  Holdings,  Inc.
                                                 General  Partner


                                         By:  /s/  Michael  R.  Drayne
                                              ---------------------------
                                              Name:  Michael  R.  Drayne
                                              Title:  President


                                Page 3 of 6 Pages
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